EXHIBIT 21.1
LIST OF SUBSIDIARIES

Subsidiary	Jurisdiction of Formation
FGI Industries Inc.	New Jersey
FGI Europe Investment Limited	British Virgin Islands
FGI International, Limited	Hong Kong
FGI Canada Ltd.	Canada
FGI Germany GmbH & Co. KG	Germany
FGI China Ltd.	China
FGI United Kingdom Ltd	United Kingdom
Covered Bridge Cabinetry Manufacturing Co., Ltd	Cambodia
Isla Porter LLC	New Jersey
FGI Industries India Private Limited	India